BB 8/13 *



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SEC FILE NUMBER
8-28816

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mesirow Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 North Clark Street
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristie P. Paskvan 312-595-6047
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Drive	Chicago	Illinois	60606-4301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 8/13

OATH OF AFFIRMATION

We, Kristie P. Paskvan and James C. Tyree, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supplemental schedules pertaining to the firm of Mesirow Financial, Inc., as of March 31, 2010, are true and correct. We further swear (or affirm) that neither the company ıor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Accounts of Officers, Directors & employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

Signature

James C.Tyree-Chairman & Chief Executive Officer

Title

Notary Public

Signature

Kristie P. Paskvan-Chief Financial Officer

Title


OFFICIAL SEAL
RICHARD A RAWLINGS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/08/12

s report** contains (check all applicable boxes):

Independent Auditors' Report.

) Facing page.

(b) Statement of Financial Condition.

(c) Statement of Operations.

Statement of Cash Flows.

Statement of Changes in Stockholders' Equity.

Statement of Changes in Liabilities Subordinated to Claims of Creditors.

Notes to Financial Statements.

ו) Computation of Net Capital Pursuant to Rule 15c3-1.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

Information Relating to the Possession or control Requirements Under Rule 15c3-3.

(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

(l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report. (Filed Separately)

[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

- Bound separately [1]

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Filed with the appropriate regulatory Bodies.

MESIROW FINANCIAL, INC.
(SEC I.D. No. 8-28816)

Statement of Financial Condition
As of March 31, 2010 and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

Deloitte.


SEC MAIL
RECEIVED
PROCESSING
AUG 05 2010
WASH, D.C.
193
SECTION

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Mesirow Financial, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mesirow Financial, Inc. (the "Company") as of March 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mesirow Financial, Inc. at March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 26, 2010

MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2010

Assets

Cash	$	3,425,000
Cash segregated in compliance with federal and other regulations		53,500,000
Receivables from:		
Brokers, dealers and clearing organizations		81,176,000
Customers		47,221,000
Other		3,052,000
Deposits with clearing organizations		8,853,000
Securities owned, at fair value		207,021,000
Other assets		1,582,000
Total assets	$	405,830,000

Liabilities and Stockholders' Equity

Liabilities:		
Bank loans and overdrafts	$	103,700,000
Payables to:		
Brokers, dealers and clearing organizations		58,239,000
Customers		79,803,000
Securities sold, not yet purchased, at fair value		59,202,000
Accounts payable and accrued expenses		32,552,000
Total liabilities		333,496,000
Stockholders' equity:		
Common stock, 1,000 Class A voting common shares and 1,000 Class B non-voting common shares each $1.00 par value; 500 Class A voting shares issued and outstanding		500
Additional paid-in capital		22,426,500
Retained earnings		49,907,000
Total stockholders' equity		72,334,000
Total liabilities and stockholders' equity	$	405,830,000

The accompanying notes are an integral part of this statement of financial condition

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been followed in preparing the accompanying Statement of Financial Condition is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker/dealer providing services to closely held and mid-sized public and private businesses, select institutions and correspondent broker/dealers. The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Management Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. The most significant estimates relate to the valuation of securities owned and securities sold, not yet purchased. Actual results could differ from those estimates.

Securities Transactions

Proprietary transactions are reflected in the Statement of Financial Condition on a trade date basis. Customer transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations or price activity for equivalent instruments.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received and are included in receivables from and payables to brokers, dealers and clearing organizations in the Statement of Financial Condition. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or securities. The Company receives collateral in the form of cash or securities for securities loaned transactions.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. The Company's net deferred income tax asset, which relates primarily to deferred compensation is settled with MFH concurrent with current tax liabilities.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include exchange traded equities, obligations of U.S. governments and agency securities;

Level 2 inputs are inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. The types of assets and liabilities that are categorized by the Company as Level 2 generally include corporate bonds, municipal bonds, mortgage and asset backed securities, mortgage-backed to-be-announced securities ("TBAs") and certain equities that are traded over the counter;

Level 3 inputs are unobservable inputs for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 generally include high yield corporate bonds and securities with inactive markets.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 105 ("ASC Topic 105") also known as the "Codification", which supersedes all existing accounting standard documents and has become the single source of authoritative non-governmental U.S. GAAP. All other accounting literature not included in the Codification is considered non-authoritative. The Codification was implemented on July 1, 2009 and became effective for interim and annual periods ending after September 15, 2009. All accounting references have been updated, and therefore previous accounting standard references have been replaced with ASC references.

On April 1, 2009, the Company adopted FASB Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" which has been codified in FASB Accounting Standards Codification (ASC) 740. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. The Company has determined that no material uncertain tax positions exist as of March 31, 2010. The Company's open tax years for federal and state income purposes are fiscal 2007 through 2010.

In April 2009, the FASB amended the fair value measurements accounting guidance to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The amended accounting guidance also included guidance on identifying circumstances that indicate a transaction is not orderly. The Company's adoption of this guidance in the fiscal year ended March 31, 2010 did not have a material impact on its Statement of Financial Condition.

In August 2009, the FASB amended the fair value measurements accounting guidance for measuring the fair value of liabilities. The amended accounting guidance clarifies that the quoted price for an identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, the amended accounting guidance clarifies that the Company must use a valuation technique that uses a quoted price or a valuation technique based on the amount the Company would pay to transfer the identical liability or receive to enter into an identical liability. The Company's adoption of the amended fair value measurements accounting guidance for

measuring the fair value of liabilities for the fiscal year ended March 31, 2010 did not have an impact on its Statement of Financial Condition.

In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The Company's disclosures about fair value measurements will reflect the adoption of the amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments in the fiscal year ending March 31, 2012. The Company's disclosures about fair value measurements will reflect the adoption of the remaining disclosure guidance in the fiscal year ending March 31, 2011.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

At March 31, 2010, the Company's assets and liabilities measured at fair value consist of the following:

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$ 14,238,000	$ 430,000	$ 172,000	$ 14,840,000
Corporate bonds	-	7,038,000	1,020,000	8,058,000
Municipal bonds	-	91,935,000	-	91,935,000
Mortgage and asset backed securities	-	92,098,000	-	92,098,000
Other	90,000	-	-	90,000
Securities owned	$ 14,328,000	$ 191,501,000	$ 1,192,000	$ 207,021,000
Liabilities:				
Equities	$ -	$ 390,000	$ -	$ 390,000
U.S. government and agency securities	48,560,000	-	-	48,560,000
Corporate bonds	-	2,518,000	-	2,518,000
Mortgage and asset backed securities	-	251,000	-	251,000
Mortgage-backed to-be-announced securities	-	7,483,000	-	7,483,000
Securities sold, but not yet purchased	$ 48,560,000	$ 10,642,000	$ -	$ 59,202,000

The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of receivables from and payables to broker/dealers, clearing organizations and customers, as well as bank loans) approximates the carrying value due to the short-term nature of the financial instruments and repricing policies followed by the Company.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2010 amounts receivable from and payable to brokers, dealers and clearing organizations include:

Deposits paid for securities borrowed	$ 65,183,000
Securities failed to deliver	6,916,000
Amounts receivable from clearing organizations for settled securities	8,545,000
Amounts receivable from correspondent-broker/dealers	532,000
Total receivables	$ 81,176,000
Securities failed to receive	$ 12,024,000
Amounts payable to clearing organizations for settled securities	871,000
Amounts held as margin and escrow deposits for correspondent-broker/dealers	1,871,000
Amounts payable for unsettled trades	41,997,000
Commissions payable to correspondent-broker/dealers	1,476,000
Total payables	$ 58,239,000

NOTE 4 - BANK LOANS AND OVERDRAFTS

Bank loans and overdrafts include demand notes, which bear interest at fluctuating rates based upon the broker call rate (2.00% at March 31, 2010), and overdrafts. Demand notes outstanding as of March 31, 2010, of $103,700,000 are collateralized by securities owned of approximately $143,763,000. In pledging firm securities, the Company has not surrendered control. As of March 31, 2010, the Company has unused secured and unsecured lines of credit with various banks totaling approximately $151,300,000.

NOTE 5 - CONTINGENCIES

In the normal course of business activities, the Company has been named as a defendant in various legal actions, including actions against underwriting groups of which the Company was a syndicate member. In view of the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty the outcome of pending litigation or other claims. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on its Statement of Financial Condition.

In the normal course of business activities, the Company is subject to regulatory examinations or other inquires. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to its Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

As of March 31, 2010, the Company is contingently liable for a letter of credit amounting to $17,500,000 to satisfy clearing organization requirements. The letter of credit expires on September 1, 2010, is renewable annually, and is collateralized by customer owned margin securities of approximately $27,412,000.

The Company, as a member of securities clearinghouses, provides guarantees that meet the accounting definition of a guarantee under ASC Topic 460, Guarantees. Under the standard membership agreements, members are required to guarantee the performance of members who become unable to satisfy their obligations. The Company's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, no contingent liability is carried on the Statement of Financial Condition.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first four percent of compensation up to a maximum of $3,000. Effective January 1, 2010, the Company reinstated the matching contribution that was previously terminated.

The Company has a nonqualified deferred compensation plan for certain employees which allows voluntary employee contributions and requires employer contributions if individual participant production exceeds prescribed levels.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides clearing and execution services to affiliates. The Company also pays MFH for management services in accordance with formal agreements.

The Company uses office facilities that are leased by MFS and furniture, equipment (including computer and software related assets) and leasehold improvements owned by MFH.

General and administrative costs were allocated by an affiliate based on the number of employees and actual usage.

Included in other assets and accounts payable and accrued expenses at March 31, 2010 are $314,000 and $3,468,000, respectively, relating to the intercompany transactions described above, including income taxes payable to MFH for approximately $720,000.

From time to time, the Company pays dividends to MFH. Such dividends may require regulatory approval and may be limited by the Company's net capital at the time of the dividend.

Included in the Company's unused bank lines (disclosed in Footnote 4) is a $45,000,000 line of credit with PrivateBancorp, Inc. ("PrivateBancorp"). PrivateBancorp is considered a related party due to an officer of MFH serving as a board member on PrivateBancorp's Board of Directors. As of March 31, 2010, no amounts were outstanding. Advances on the line of credit are secured by securities owned and a guaranty by MFH. At March 31, 2010, securities owned with a fair value of approximately $26,041,000 were pledged. In addition, the Company receives an allocation for its share of a syndicated loan with PrivateBancorp. The syndicated loan was used primarily to fund the construction of the Company's new headquarters and to provide additional liquidity.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include mortgage-backed to-be-announced securities ("TBAs"). The trading of these financial instruments is conducted with other registered broker/dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers,

which permit receivables and payables with such customers to be offset in the event of a customer default.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company may hedge a portion of its fixed income trading inventories with options, exchange traded financial futures contracts, and TBAs. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial instrument and does not represent the risk of loss due to counterparty nonperformance. The extent of utilization of these derivative financial instruments is insignificant to its Statement of Financial Condition. The Company had no commitments to sell securities in connection with exchange traded financial futures contracts at March 31, 2010.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities and securities lending transactions. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At March 31, 2010, the fair value of securities failed to receive approximated the amounts owed in the Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to purchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

The Company's securities transactions include securities purchased under agreements to resell and securities borrowing arrangements, which are generally collateralized by cash or securities and are executed with other broker/dealers. In the event counterparties to transactions do not fulfill their obligations, the Company could be exposed to credit risk to the extent such obligations are not collateralized.

In the normal course of business, the Company may deliver securities as collateral in support of various collateralized financing sources such as bank loans, securities loaned and securities sold under agreements to repurchase. In the event the counterparty is unable to meet its contractual obligation to return securities delivered as collateral, and the Company is obligated to replace or deliver such securities, the Company may incur a loss up to the amount by which the fair value of those securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

As of March 31, 2010, customer margin securities of approximately $67,417,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had repledged approximately $27,787,000 of that collateral as of March 31, 2010, principally on a letter of credit to satisfy clearing organization requirements (See Note 5).

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks to fair value all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

NOTE 9 - REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" of $1,500,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined. At March 31, 2010, the Company has net capital and a net capital requirement of approximately $46,055,000 and $1,500,000, respectively.

The Company, as a clearing broker, is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the benefit of customers (Rule 15c3-3) and to an SEC no-action letter dated November 3, 1998 which requires a reserve for the proprietary accounts of introducing brokers (PAIB). At March 31, 2010, the Company has segregated cash of $49,500,000 under Rule 15c3-3 and has segregated cash of $4,000,000 under PAIB. On April 2, 2010, an additional deposit of $8,000,000 was made to satisfy the March 31, 2010 Rule 15c3-3 deposit requirement of $53,745,000, and $500,000 was withdrawn to satisfy the March 31, 2010 PAIB deposit requirement of $2,441,000.

NOTE 10 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through the date the Statement of Financial Condition was issued. Management has determined that there are no material events that would require adjustment to or disclosure in its Statement of Financial Condition.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

May 26, 2010

Mesirow Financial, Inc.
353 North Clark Street
Chicago, Illinois

In planning and performing our audit of the financial statements of Mesirow Financial, Inc. (the "Company") as of and for the year ended March 31, 2010 (on which we issued our report dated May 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP